Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-151595 on Form S-8 of our reports dated March 2, 2009, relating to the consolidated financial statements and financial statement schedule of Lorillard, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”) and the effectiveness of Lorillard, Inc.’s internal control over financial reporting as of December 31, 2008, appearing in this Annual Report on Form 10-K of Lorillard, Inc. and subsidiaries for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 2, 2009